787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 15, 2021

VIA EDGAR

Patrick Scott
Jason Fox
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	VALIC Company I Registration Statements on Form N-14 (Securities Act File Nos. 333-250807; 333-250811; 333-250813; 333-250815)

Dear Messrs. Scott and Fox:

On behalf of VALIC Company I (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on December 15, 2020, regarding the Registrant’s Registration Statements on Form N-14 (each, a “Registration Statement” and collectively the “Registration Statements”) relating to (i) the proposed acquisition by Systematic Core Fund, a series of the Registrant, of all of the assets and liabilities of each of Core Equity Fund and Large Cap Core Fund, series of the Registrant, in exchange for shares of Systematic Core Fund, (ii) the proposed acquisition by Systematic Value Fund, a series of the Registrant, of all of the assets and liabilities of each of Large Cap Value Fund, a series of VALIC Company II (“VC II”) and Value Fund, a series of the Registrant, in exchange for shares of Systematic Value Fund, (iii) the proposed acquisition by Science & Technology Fund, a series of the Registrant, of all of the assets and liabilities of Health Sciences Fund, a series of the Registrant, in exchange for shares of Science & Technology Fund, and (iv) the proposed acquisition by Mid Cap Strategic Growth Fund, a series of the Registrant, of all of the assets and liabilities of each of Small-Mid Growth Fund, a series of the Registrant, and Mid Cap Growth Fund, a series of VC II,  in exchange for shares of Mid Cap Strategic Growth Fund.

New York    Washington    Houston    Palo Alto    San Francisco    Chicago    Paris    London    Frankfurt    Brussels    Milan    Rome

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. VC II has reviewed this letter and has represented to the Registrant that any statements regarding the Target Funds are accurate. A Pre-Effective Amendment to each Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in each Registration Statement, is being filed concurrently. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statements.

Comment No. 1:	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges the Staff’s comment.

Comment No. 2:
Please note that where a comment is made to one Registration Statement, such comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement and to the other Registration Statements.

Response:	The Registrant submits that comments to one Registration Statement will be addressed consistently throughout the Registration Statement and to other Registration Statements to the extent applicable.

Comment No. 3:
The Staff reminds the Registrant that the FAST Act Modernization and Simplification of Regulation S-K requires each Registration Statement to include hyperlinks to exhibits and be submitted in HyperText Markup Language (HTML) format.

Response:	The Registrant acknowledges the Staff’s comment.

Comment No. 4:	Questions & Answers – Question 1. Please revise the second paragraph for plain English purposes. Please consider adding bullets to make the information easier to digest.

Response:	The Registrant has revised the disclosure and divided the second paragraph into three separate paragraphs to make the disclosure more reader-friendly.

Comment No. 5:
Questions & Answers – Question 6.  Please be more clear in the information being conveyed since there are multiple shareholders relying on this N-14.  Please use tables and bullets to distinguish the Funds.

Response:	The requested change has been made.

Comment No. 6:
Questions & Answers – Question 12. The Staff asks that you expand on the discussion as to why the Target Fund’s repositioning will occur prior to the Reorganization.  Please also more clearly note that the Target Fund’s repositioning will only occur if its Reorganization is approved.

Response:	The requested changes have been made.

Comment No. 7:
Notice. The second sentence in the penultimate paragraph states the following: “However, participants in a nonqualified unfunded deferred compensation plan will not have the right to give voting instructions.” The Staff notes that it would be helpful to tell investors or potential voters whom to contact to determine that this is their situation.

Response:
Since participants in a nonqualified unfunded deferred compensation plan do not have the right to give voting instructions, only the group contract owner will receive the Combined Prospectus/Proxy Statement.  Accordingly, the  Registrant has deleted the above-referenced sentence.

Comment No. 8:	The Staff notes that the Registration Statements do not address how broker non-votes are counted. Please advise or revise.

Response:	The Registrant submits that the Funds’ shares are not purchased or sold through brokers.

Comment No. 9:
Combined Prospectus/Proxy Statement – Incorporation by Reference.  The Staff notes that the bullets on page ii with respect to documents incorporated by reference must clearly identify such documents and should contain their Securities Act numbers.  In addition, if only certain pages of such documents are being incorporated by reference, please identify those pages. Please see Rule 411 of the Securities Act.

Response:
The Registrant has added a reference to each document’s Securities Act file number as requested.  In addition, the Registrant has added language noting that the documents have been incorporated by reference solely as they relate to the Funds, where applicable.

Comment No. 10:
Combined Prospectus/Proxy Statement – Background and Reasons for the Proposed Reorganizations.  With respect to the seventh bullet, please elaborate on the Board’s consideration of the most recent year of underperformance of the Acquiring Fund.

Response:	The requested change has been made.

Comment No. 11:
Combined Prospectus/Proxy Statement – Background and Reasons for the Proposed Reorganizations.  With respect to the eighth bullet, please expand on the discussion concerning the long-term viability of each Target Fund (i.e., how did it factor into the Board’s analysis).

Response:	The Registrant respectfully declines to add additional disclosure as it believes the information is sufficient and does not need further expansion.

Comment No. 12:
Combined Prospectus/Proxy Statement – Summary – Background and Reasons for the Proposed Reorganizations. The penultimate sentence of this subsection states that “[i]f a Reorganization is not approved by shareholders of the relevant Target Fund, the applicable Board may consider other alternatives.”  The Staff asks that  you please specify what other alternatives the Board may consider.

Response:	The Registrant has revised the sentence to read as follows (additions bolded and underlined):

“If a Reorganization is not approved by shareholders of the relevant Target Fund, the applicable Board may consider other alternatives, which may include seeking a reorganization with a different fund, the liquidation of the Target Fund or continuing current operations of the Target Fund.”

Comment No. 13:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables. Please confirm that the fees shown in the fee tables are the most recent fees.

Response:	The Registrant confirms that the fees shown in the fee tables are the most recent fees for each Fund.

Comment No. 14:	Combined Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables. The Staff recommends placing the asterisk to each fee table in the third column.

Response:	The Registrant has made the requested change.

Comment No. 15:
Combined Prospectus/Proxy Statement – Voting Information and Requirements.  Please include disclosure to the effect that because completion of one reorganization is not dependent on another, there are combinations of reorganizations that may occur in addition to those presented.

Response:
The Registrant has added the following sentence to the above-referenced section: “Since completion of one Reorganization is not contingent on another, there are combinations of Reorganizations that may occur in addition to those presented in this Combined Prospectus/Proxy Statement.”

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Please do not hesitate to contact me at (212) 728-8037 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Willkie Farr & Gallagher LLP